UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March 2025

Commission File Number: 001-42162

CROWN LNG HOLDINGS LIMITED

(Translation of registrant’s name into English)

37th Floor, 1 Canada Square, Canary Wharf, London,

Greater London E14 5AA, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Results of Special Meeting

On February 28, 2025, Crown LNG Holdings Limited (the “Company”) conducted held a hybrid special general meeting (the “Special Meeting”) of its shareholders at hybrid meeting in person at 37th Floor, 1 Canada Square, Canary Wharf, London, Greater London E14, 5AA United Kingdom and virtually, via live internet webcast at https://www.cstproxy.com/crownlng/2025 pursuant to notice in that certain Proxy Statement on Schedule 14(a) filed on February 11, 2025. At the Special Meeting, the Company shareholders present and entitled to vote at the Special Meeting (the “Shareholders”) cast their votes and approved the proposal to grant the Company’s Board of Directors the right to effect a reverse share split (the “Reverse Share Split”) of the Company’s ordinary shares, no par value (the “Ordinary Shares”), by a ratio in the range of 2 for 1 to 10 for 1, as they shall determine in their discretion.

On the record date of January 30, 2025, the Company had 461,309,285 shares entitled to vote at the Special Meeting. At the Special Meeting, the Shareholders voted on the proposal presented as described in the Proxy Statement. The following is a tabulation of the voting results:

Votes For	Votes Against	Abstentions	Broker Non-Votes
136,010,032	18,890,639	0	N/A

Nasdaq Notice – Minimum Bid Price Requirement

Additionally, as previously reported on September 17, 2024, the Company received a written notification from the Nasdaq Qualifications Listing Staff (the “Staff”), dated September 3, 2024, indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”), as the Company’s closing bid price for its Ordinary Shares was below $1.00 per share for thirty (30) consecutive business days prior to such letter, and that pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company had 180 calendar days, or until March 3, 2025, to regain compliance with the Bid Price Rule.

On March 4, 2025, the Company received a written notification from Nasdaq indicating that the Staff determined that the Company had received an additional 180 calendar days, or until September 1, 2025 (the “Extended Compliance Period”), to regain compliance with the Bid Price Rule. If at any time during the Extended Compliance Period, the closing bid price of the Ordinary Shares is at least $1.00 per share for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company with written confirmation of compliance with the Bid Price Rule and the matter will be closed. If compliance with the Bid Price Rule cannot be demonstrated by the end of the Extended Compliance Period, the Staff will provide written notification that our Ordinary Shares may be subject to delisting from the Nasdaq Capital Market.

The notice from Nasdaq has no immediate effect on the listing of the Company’s Ordinary Shares, and the Ordinary Shares will continue to be listed on the Nasdaq Capital Market under the symbol “CGBS”. While there can be no assurance that the Company will regain compliance with the Bid Price Rule, the Company expects take steps to cure this deficiency within the Extended Compliance Period, including the implementation of the approved Reverse Share Split.

The information in this Report of Foreign Private Issuer on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such filing.

No Offer or Solicitation

This Report of Foreign Private Issuer on Form 6-K is for informational purposes only and shall not constitute a solicitation of a proxy, consent, or authorization with respect to any Crown securities. This Report of Foreign Private Issuer on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements in this communication may be considered forward-looking statements. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements, including those set forth in any subsequent filings with the Securities and Exchange Commission (the “SEC”). Copies are available on the SEC’s website, www.sec.gov. Crown expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in Crown’s expectations or any change in events, conditions or circumstances on which any statement is based. For more detailed information, please refer to our press releases and filings with the SEC.

Exhibit Number	Description of Exhibit

99.1	Nasdaq Letter dated March 4, 2025

SIGNATURES

Under the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed by the duly authorized undersigned.

CROWN LNG HOLDINGS LIMITED

Date: March 5, 2025	By:	/s/ Jørn Husemoen
	Name:	Jørn Husemoen
	Title:	Authorized Signatory